                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                         THE GENLYTE GROUP INCORPORATED
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             (Exact name of registrant as specified in its charter)



              Delaware                                     22-2584333
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(State of incorporation or organization        (IRS Employer Identification No.)



  4360 Brownsboro Road, Louisville, KY                       40207
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(Address of principal executive offices)                   (Zip Code)



     Securities to be registered pursuant to Section 12(b) of the Act: None


     Securities to be registered pursuant to Section 12(g) of the Act:


                    Series A Preferred Stock Purchase Rights
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                    (Title of each class to be so registered)

Item 1.  Description of Registrant's Securities to be Registered.

    On September 13, 1999, the Board of Directors of The Genlyte Group Incorporated (the "Company") declared a dividend distribution, as of the expiration of the Rights issued under the Stockholder Rights Plan dated as of August 29, 1989, of one preferred stock purchase right (a "Right") for each outstanding share of Common Stock, $.01 par value, of the Company (the "Common Stock"), payable to the stockholders of record on September 17, 1999 (the "Record Date"). The Board of Directors also authorized and directed the issuance of one Right with respect to each Share of Common Stock issued thereafter until the Distribution Date (as defined below) and, in certain circumstances, with respect to shares of Common Stock issued after the Distribution Date.

    Except as set forth below, each Right, when it becomes exercisable, entitles the registered holder to purchase one one-hundredth of a share of Junior Participating Cumulative Preferred Stock, $.01 par value (the "Preferred Stock"), at a price of $105, subject to adjustment (the "Purchase Price"). The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and The Bank of New York, as Rights Agent (the "Rights Agent"), dated as of September 13, 1999.

    Initially, the Rights will be attached to all certificates representing shares of Common Stock then outstanding, and no separate Right Certificates will be distributed. The Rights will separate from the shares of Common Stock upon the earliest to occur of (i) a person or entity (a "Person") or group of affiliated or associated Persons (a "Group") having acquired beneficial ownership of 20% or more of the outstanding shares of Common Stock (except pursuant to a Permitted Offer, as hereinafter defined); or (ii) 10 business days (or such later date as the Board of Directors may determine) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in a Person or Group becoming an Acquiring Person (as hereinafter defined) (the earliest of such dates being called the "Distribution Date"). A Person or Group whose acquisition of shares of Common Stock causes a Distribution Date pursuant to clause (i) above is an "Acquiring Person." The date that a Person or Group becomes an Acquiring Person is the "Stock Acquisition Date."

    Notwithstanding the foregoing, a Person who acquires shares of Common Stock pursuant to a tender or exchange offer which is for all outstanding shares of Common Stock at a price and on terms which the Board of Directors determines (prior to acquisition) to be adequate and in the best interests of the Company and its stockholders (other than such Person, its affiliates and associates) (a "Permitted Offer") will not be deemed to be an Acquiring Person and such Person's ownership will not constitute a Distribution Date.

    The shares of Preferred Stock purchasable upon exercise of the Rights will have a minimum preferential quarterly dividend of $25.00 per share, but will be entitled to receive, in the aggregate, a dividend of 100 times the dividend declared on the shares of Common Stock. In the event of liquidation, the holders of the shares of Preferred Stock will be entitled to receive a minimum liquidation payment of $100 per share, but will be entitled to receive an aggregate liquidation payment equal to 100 times the payment made per share of Common Stock. Each share of Preferred Stock will have one hundred votes, voting together with the shares of Common Stock. In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Preferred Stock will be entitled to receive 100 times the amount and type of consideration received per share of Common Stock. The rights of the shares of Preferred Stock as to dividends and liquidation, and in the event of mergers and consolidation, are protected by customary anti-dilution provisions.

    The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the shares of Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Record Date upon the transfer or new issuance of shares of Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for shares of Common Stock outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date (and to each initial record holder of certain shares of Common Stock issued after the Distribution Date), and such separate Right Certificates alone will evidence the Rights.

    The Rights are not exercisable until the Distribution Date, and will expire at the close of business on September 12, 2009, unless earlier redeemed by the Company as described below.

    In the event that any person becomes an Acquiring Person, each holder of Rights (other than Rights that have become null and void as described below) will thereafter have the right (the "Flip-In Right") to receive, upon exercise of such Rights, the number of shares of Common Stock (or, in certain circumstances, other securities of the Company) having a then current market value (determined in accordance with the Rights Agreement) equal to two times the aggregate exercise price of such Rights. For example, if a Person became an Acquiring person at a time when the current per share market price of the Company's Common Stock was $21 and the Purchase Price was $105, each holder of a Right (other than a Right which has become null and void as described herein) would have the right to receive 10 shares of Common Stock upon exercise of the Right and payment of the Purchase Price.

    The Board, at its option, may exchange each Right (other than those that have become null and void as described below) for one share of Common Stock in lieu of the Flip-In Right, provided no Person is the beneficial owner of 50% or more of the shares of Common Stock at the time of such exchange. Notwithstanding the foregoing, following the occurrence of the event described above, all Rights that are or (under certain circumstances specified in the Rights Agreement) were beneficially owned by any Acquiring Person or any affiliate or associate thereof or certain transferees thereof will be null and void.

    In the event that, at any time following the Stock Acquisition Date, (i) the Company shall merge or consolidate with or into any entity and the holders of all of the outstanding shares of Common Stock immediately prior to the consummation of the transaction are not the holders of all of the surviving corporation's voting power, or (ii) more than 50% of the Company's assets or earning power is sold or transferred (subject to certain exceptions), then each holder of Rights (except Rights which previously have been voided as set forth above) shall thereafter have the right (the "Flip-Over Right") to receive, upon exercise of such Rights, shares of Common Stock of the acquiring company (or in certain circumstances, its parent) having a value equal to two times the aggregate exercise price of the Rights. The Flip-Over Right shall not apply to any transaction described in clause (i) if such transaction is with a Person or Persons (or a wholly owned subsidiary of any such Person or Persons) that acquired shares of Common Stock pursuant to a Permitted Offer and the price and form of consideration offered in such transaction is the same as that paid to all holders of Common Stock whose shares were purchased pursuant to the Permitted Offer. The holder of a Right will continue to have the Flip-Over Right whether or not such holder exercises the Flip-In Right.

    The aggregate Purchase Price payable, and the number of shares of Common Stock or other securities issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock.

    With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Common Stock will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Stock on the last trading day prior to the date of exercise.

    At any time prior to the earlier to occur of (i) a person becoming an Acquiring Person or (ii) the expiration of the Rights, the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"), which redemption shall be effective at such time, on such basis and with such conditions as the Board of Directors may establish in its sole discretion. The Company may, at its option, pay the Redemption Price in Common Stock.

    All of the provisions of the Rights Agreement may be amended by the Board of Directors prior to the Distribution Date. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or, subject to certain limitations, to shorten or lengthen any time period under the Rights Agreement.

      Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders of the Company, stockholders may, depending upon the circumstances, recognize taxable income should the Rights become exercisable or upon the occurrence of certain events thereafter.

    The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not approved by the Board of Directors, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors, as the Rights may be redeemed by the Corporation at $.01 per Right prior to the time that a person or group has acquired beneficial ownership of 20% or more of the shares of Common Stock.

    The Rights Agreement is attached hereto as an exhibit and is incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such exhibit.


Item 2.  Exhibits.

      4.1 Rights Agreement dated as of September 13, 1999 between The Genlyte Group Incorporated and The Bank of New York, as Rights Agent, with the form of Certificate of Amendment of Certificate of Designation attached as Exhibit A thereto, the form of Right Certificate attached as Exhibit B thereto and the Summary of Rights to Purchase Shares attached as Exhibit C thereto. Pursuant to the Rights Agreement, printed Right Certificates will not be mailed until as soon as practicable after the earlier of the date of public announcement that a person or group has acquired beneficial ownership of 20% or more of the shares of Common Stock or the tenth business day (or such later date as may be determined by action of the Corporation's Board of Directors) after a person commences or announces its intention to commence a tender or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of the shares of Common Stock.

      4.2 Certificate of Amendment of Certificate of Designation of The Genlyte Group Incorporated, dated as of September 13, 1999.

                                    SIGNATURE


    Pursuant to the requirement of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  September 13, 1999

                                     THE GENLYTE GROUP
                                     INCORPORATED


                                     By: /s/ Daniel R. Fuller
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                                         Name:  Daniel R. Fuller
                                         Title: Assistant Secretary and General
                                                Counsel

                                 EXHIBIT LIST


4.1 Rights Agreement dated as of September 13, 1999 between The Genlyte Group Incorporated and The Bank of New York, as Rights Agent, with the form of Certificate of Amendment of Certificate of Designation attached as Exhibit A thereto, the form of Right Certificate attached as Exhibit B thereto and the Summary of Rights to Purchase Shares attached as Exhibit C thereto. Pursuant to the Rights Agreement, printed Right Certificates will not be mailed until as soon as practicable after the earlier of the date of public announcement that a person or group has acquired beneficial ownership of 20% or more of the shares of Common Stock or the tenth business day (or such later date as may be determined by action of the Corporation's Board of Directors) after a person commences or announces its intention to commence a tender or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of the shares of Common Stock.

4.2 Certificate of Amendment of Certificate of Designation of The Genlyte Group Incorporated, dated as of September 13, 1999.